Exhibit A

HemoBioTech, Inc.
5001 Spring Valley Rd, Suite 1040
West, Dallas, Texas 75244

December 29, 2008
VIA EDGAR AND FACSIMILE: (202) 942-9527
Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 0305
Washington, DC 20549

Re:                       HemoBioTech, Inc. Registration Statement on Form S-1
(File No. 333-156155) (as amended, the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 460 and Rule 461 of the Securities Act of 1933, as amended, HemoBioTech, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m. on December 30, 2008, or as soon thereafter as practicable.

The Company acknowledges that:

(a)
 should the Securities and Exchange Commission (the “Commission”) or the staff, acting, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                            Very truly Yours,

                                                            By:  /s/ Arthur P. Bollon
                                                                   Name:  Arthur P. Bollon, Ph.D
 Title:    Chairman, President and Chief Executive Officer